EXHIBIT 12

STATEMENTS REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
APPEARING IN QUARTERLY REPORT ON FORM 10-Q

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
(Dollars in thousands)	2011	2010	2011	2010
Excluding Interest on Deposits:

Earnings:
Income before income taxes	$3,808	$4,050	$6,168	$5,475
Fixed charges (excluding preferred stock dividends)	1,912	2,913	3,826	5,860
Total earnings	5,720	6,963	9,994	11,335
Fixed charges:
Interest expense (excluding deposit interest)	1,836	2,837	3,673	5,709
Rent expense interest factor (1)	76	75	153	151
Preferred stock dividends (2)	238	513	761	1,025
Total fixed charges (excluding deposit interest)	2,150	3,425	4,587	6,885

Ratio of Earnings to Fixed Charges,
Excluding Interest on Deposits	2.66	2.03	2.18	1.65

Including Interest on Deposits:
Earnings:
Income before income taxes	$3,808	$4,050	$6,168	$5,475
Fixed charges (excluding preferred stock dividends)	5,586	7,865	11,485	15,957
Total earnings	9,394	11,915	17,653	21,432

Fixed charges:
Interest expense (including deposit interest)	5,510	7,790	11,332	15,806
Rent expense interest factor (1)	76	75	153	151
Preferred stock dividends (2)	238	513	761	1,025
Total fixed charges (including deposit interest)	5,824	8,378	12,246	16,982

Ratio of Earnings to Fixed Charges,
Including Interest on Deposits	1.61	1.42	1.44	1.26

(1)	Represents one-third of gross rental expense, which management believes is representative of the interest factor.

(2)	Represents the dividends accrued on the Series A Preferred Shares during the period.